UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of October 2026
Commission File Number: 001-42931
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Grupo Aeroméxico, S.A.B. de C.V.
(Name of registrant)
Aeromexico Group
(Translation of registrant’s name into English)
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Avenida Paseo de la Reforma 243, 25th Floor
Col. Cuauhtémoc, Cuauhtémoc 06500
Mexico City, Mexico
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE
On October 19, 2026, Grupo Aeroméxico, S.A.B. de C.V. (the “Company”) issued a press release titled “Aeroméxico Reports Unaudited Third Quarter 2026 Results.” A copy of this press release is furnished with this Form 6-K as Exhibit 99.1.
The Company has previously issued press releases containing July 2026 traffic results, August 2026 traffic results and September 2026 traffic results. Copies of these press releases are furnished with this Form 6-K as exhibits 99.2, 99.3 and 99.4, respectively.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated October 19, 2026, titled “Aeroméxico Reports Unaudited Third Quarter 2026 Results”

99.2	Press Release dated August 3, 2026, titled “Aeroméxico July 2026 Traffic Results.”

99.3	Press Release dated September 3, 2026, titled “Aeroméxico August 2026 Traffic Results.”

99.4	Press Release dated October 6, 2026, titled “Aeroméxico September 2026 Traffic Results.”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroméxico, S.A.B. de C.V.

Date: October 19, 2026	By:	/s/ Ernesto Gómez Pombo
	Name:	Ernesto Gómez Pombo
	Title:	General Counsel